IAMGOLD®
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES APPOINTMENT TO BOARD: KEVIN O'KANE

Toronto, Ontario, September 21, 2021 – IAMGOLD Corporation ("IAMGOLD" or the "Company") is pleased to announce the appointment of Kevin O'Kane to its board of directors.

Mr. O'Kane is a mining engineer with almost 40 years' experience in the global mining industry. Mr. O'Kane spent over 35 years with BHP in various roles including leading multibillion-dollar projects from conception, through permitting and into execution and operations, President of Pampa Norte copper operations in Chile, in various major project development, technical and operating roles at La Escondida copper mine in Chile and in various health, safety, environment and community leadership roles including as Vice President Health, Safety, Environment & Community for BHP's copper business. Most recently, Mr. O'Kane served as the Executive Vice President and Chief Operating Officer of SSR Mining Inc.

Don Charter, IAMGOLD's Chair of the Board, stated: "We are delighted to welcome Kevin to the IAMGOLD board of directors. His deep project development and operational experience in mining combined with his leadership in the environmental, health, safety and social aspects of the mining industry provide a further complement to our governance. We look forward to Kevin's contributions as the Company executes on its major growth project in Canada, Côté Gold."

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Westwood in Canada, Rosebel (including Saramacca) in Suriname and Essakane in Burkina Faso. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index[1].

1 Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Manager, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le https://www.iamgold.com/French/accueil/default.aspx.